

ELITE INDUSTRIES LTD.
Office of the General Counsel
and Company Secretary

P.O.B. 19 RAMAT-GAN 52100 ISRAEL
TEL: (972) 3 6752202
FAX: (972) 3 6701272



January 7, 2002

Anita Klein, Esq.
Stop 3-4
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Elite Industries Ltd. - File No. 82-2958

Dear Ms. Klein,

Pursuant to Rule 12g3-2(b), we hereby enclose for filing translations of Immediate Reports filed by the Company during the months of October-December 2001.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Sincerely,



Michael Avner, Attorney at Law
General Counsel & Company Secretary



ADR/SEC/AKNOWLEDGE

TRANSLATION FROM THE HEBREW

1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

ne of corporation: **Elite Industries Ltd.** Date: December 5, 2001
istrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	11	03/12/01	14,980	2,787,782	150	2,787,932	52.05%	61.79%

rsuant to the Option Plan for Senior Employees.
Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

)ecrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: December 5, 2001

TRANSLATION FROM THE HEBREW

:   1. The Securities Authority
    2. Registrar of Companies
    3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

me of corporation: **Elite Industries Ltd.** Date: December 3, 2001
gistrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	13	02/12/01	15,500	2,686,297	100,000	2,786,297	52.04%	61.79%
				Elite 5 n.v.	11	02/12/01	15,000	2,786,297	1,485	2,787,782	52.05%	61.79%

ursuant to the Option Plan for Senior Employees.

Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: December 3, 2001

TRANSLATION FROM THE HEBREW

):
1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

ame of corporation: **Elite Industries Ltd.** Date: December 2, 2001
egistrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	11	29/11/01	15,000	2,683,502	2,795	2,686,297	51.00%	61.34%

Pursuant to the Option Plan for Senior Employees.

* Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: December 2, 2001

TRANSLATION FROM THE HEBREW

1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

ne of corporation: **Elite Industries Ltd.** Date: November 29, 2001
gistrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	11	28/11/01	15,000	2,678,343	5,159	2,683,502	50.97%	61.33%

ursuant to the Option Plan for Senior Employees.
Nature of Change - Code numbers:
Increase:
11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:
51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: November 29, 2001

TRANSLATION FROM THE HEBREW

1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

ne of corporation: **Elite Industries Ltd.** Date: November 28, 2001
gistrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	12	27/11/01	14,990	2,672,543	533	2,673,076	50.86%	61.29%
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	12	27/11/01	14,980	2,673,076	1,281	2,674,357	50.88%	61.29%
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	12	27/11/01	15,000	2,674,357	3,986	2,678,343	50.92%	61.31%

ursuant to the Option Plan for Senior Employees.

Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: November 28, 2001

TRANSLATION FROM THE HEBREW

o: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

ame of corporation: **Elite Industries Ltd.** Date: October 16, 2001
gistrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	13	15/10/01	13,729	2,669,009	3,534	2,672,543	50.86%	61.28%

Pursuant to the Option Plan for Senior Employees.

Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: October 16, 2001

TRANSLATION FROM THE HEBREW

: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

me of corporation: **Elite Industries Ltd.** Date: October 15, 2001
gistrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	13	14/10/01	14,000	2,576,195	84,814	2,661,009	50.74%	61.23%
				Elite 5 n.v.	13	14/10/01	13,774	2,661,009	8,000	2,669,009	50.82%	61.27%

'ursuant to the Option Plan for Senior Employees.

Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: October 15, 2001

TRANSLATION FROM THE HEBREW

:
1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

me of corporation: **Elite Industries Ltd.** Date: October 10, 2001
gistrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	13	04/10/01	13,573	2,416,195	160,000	2,576,195	49.86%	60.86%

'ursuant to the Option Plan for Senior Employees.

Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: October 10, 2001

TRANSLATION FROM THE HEBREW

o:
1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

ame of corporation: **Elite Industries Ltd.** Date: October 10, 2001

egistrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	13	25/09/01	12,160	2,415,095	1,100	2,416,195	48.20%	60.15%

Pursuant to the Option Plan for Senior Employees.

Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:

Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256

Date: October 10, 2001

TRANSLATED FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: December 28, 2001
File no.: 803418

The Interested Party		The	Security		Details of	the changes	in the holding	of the security	
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in	N.I.S.	
Mutual Investment Funds	999000010	746016	Elite	12	23/12/01	2853.00	39,779.00	359.00	40,138.00
			Elite	12	23/12/01	2890.00	40,138.00	918.00	41,056.00
			Elite	12	23/12/01	2930.00	41,056.00	900.00	41,956.00
			Elite	12	25/12/01	2928.00	41,956.00	266.00	42,222.00
			Elite	12	26/12/01	3039.00	42,222.00	149.00	42,371.00
			Elite	12	26/12/01	3040.00	42,371.00	251.00	42,622.00
		746099	Elite	12	23/12/01	15100.00	30,170.49	69.00	30,239.49
			Elite	12	23/12/01	15250.00	30,239.49	350.00	30,589.49
			Elite	12	24/12/01	15880.00	30,589.49	390.00	30,979.49
			Elite	12	24/12/01	16000.00	30,979.49	45.00	31,024.49
			Elite	12	24/12/01	16100.00	31,024.49	200.00	31,224.49
			Elite	12	25/12/01	15950.00	31,224.49	242.00	31,466.49
			Elite	12	25/12/01	15990.00	31,466.49	50.00	31,516.49
			Elite	12	25/12/01	16000.00	31,516.49	808.00	32,324.49
			Elite	12	25/12/01	16010.00	32,324.49	260.00	32,584.49
			Elite	12	25/12/01	16100.00	32,584.49	89.00	32,673.49
			Elite	12	25/12/01	16200.00	32,673.49	1,226.00	33,899.49
			Elite	12	26/12/01	15900.00	33,899.49	100.00	33,999.49
			Elite	52	26/12/01	15900.00	33,999.49	-500.00	33,499.49
			Elite	12	26/12/01	15950.00	33,499.49	200.00	33,699.49
			Elite	60	26/12/01	15950.00	33,699.49	-100.00	33,599.49
			Elite	12	27/12/01	15680.00	33,599.49	150.00	33,749.49

			Elite	52	27/12/01	15680.00	33,749.49	-500.00	33,249.49
			Elite	12	27/12/01	15990.00	33,249.49	252.00	33,501.49
			Elite	52	27/12/01	16000.00	33,501.49	-100.00	33,401.49
Provident Funds	999000009	746099	Elite	12	25/12/01	16076.13	438,538.95	10,134.00	448,672.95
			Elite	52	25/12/01	16076.13	448,672.95	-18,693.00	429,979.95
			Elite	52	27/12/01	16022.58	429,979.95	-10,951.00	419,028.95

Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS % of Equity 0.44 Voting 0.34	39,779.00 30,170.49	2,843.00 3,231.00	42,622.00 33,401.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS % of Equity 4.49 Voting 2.18	71,743.00 438,538.95	0.00 -19,510.00	71,743.00 419,028.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To:
1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: December 21, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in	N.I.S.	
Mutual Investment Funds	999000010	746016	Elite	12	16/12/01	2823.00	40,979.00	800.00	41,779.00
			Elite	52	19/12/01	2761.00	41,779.00	-1,907.00	39,872.00
			Elite	52	19/12/01	2790.00	39,872.00	-93.00	39,779.00
		746099	Elite	12	18/12/01	14870.00	30,920.49	23.00	30,943.49
			Elite	12	18/12/01	14880.00	30,943.49	77.00	31,020.49
			Elite	52	19/12/01	14770.00	31,020.49	-900.00	30,120.49
			Elite	12	19/12/01	14780.00	30,120.49	200.00	30,320.49
			Elite	52	20/12/01	14520.00	30,320.49	-150.00	30,170.49

Total	Corporation Number	No. on T.A.S.E.	Name of Security		Previous Balance	Increase or Decrease	Present Balance
Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS	% of Equity 0.39 Voting 0.31	40,979.00 30,920.49	-1,200.00 -750.00	39,779.00 30,170.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS	% of Equity 4.70 Voting 2.26	71,743.00 438,538.95	0.00 0.00	71,743.00 438,538.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: December 14, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in	N.I.S.	
Mutual Investment Funds	999000010	746099	Elite	52	09/12/01	14710.00	30,440.49	-107.00	30,333.49
			Elite	52	09/12/01	14750.00	30,333.49	-13.00	30,320.49
			Elite	12	10/12/01	14650.00	30,320.49	100.00	30,420.49
			Elite	12	13/12/01	14510.00	30,420.49	18.00	30,438.49
			Elite	12	13/12/01	14700.00	30,438.49	482.00	30,920.49

Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS	% of Equity 0.40 Voting 0.32	40,979.00 30,440.49	0.00 480.00	40,979.00 30,920.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS	% of Equity 4.70 Voting 2.26	71,743.00 438,538.95	0.00 0.00	71,743.00 438,538.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: December 7, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in N.I.S.		
Mutual Investment Funds	999000010	746016	Elite	12	02/12/01	2833.00	40,302.00	157.00	40,459.00
			Elite	12	02/12/01	2835.00	40,459.00	120.00	40,579.00
			Elite	12	04/12/01	2840.00	40,579.00	400.00	40,979.00
		746099	Elite	52	02/12/01	14800.00	30,390.49	-50.00	30,340.49
			Elite	52	04/12/01	14750.00	30,340.49	-72.00	30,268.49
			Elite	52	04/12/01	14810.00	30,268.49	-28.00	30,240.49
			Elite	12	06/12/01	15000.00	30,240.49	200.00	30,440.49
Provident Funds	999000009	746099	Elite	53	02/12/01	15500.00	533,463.95	-94,925.00	438,538.95

Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS % of Equity 0.40 Voting 0.31	40,302.00 30,390.49	677.00 50.00	40,979.00 30,440.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS % of Equity 4.70 Voting 2.26	71,743.00 533,463.95	0.00 -94,925.00	71,743.00 438,538.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To:
1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: November 30, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in	N.I.S.	
Mutual Investment Funds	999000010	746016	Elite	12	27/11/01	2780.00	38,302.00	2,000.00	40,302.00
		746099	Elite	12	25/11/01	13990.00	26,701.49	213.00	26,914.49
			Elite	12	25/11/01	14370.00	26,914.49	441.00	27,355.49
			Elite	12	25/11/01	14380.00	27,355.49	21.00	27,376.49
			Elite	12	25/11/01	14400.00	27,376.49	336.00	27,712.49
			Elite	12	25/11/01	14450.00	27,712.49	793.00	28,505.49
			Elite	52	26/11/01	14650.00	28,505.49	-80.00	28,425.49
			Elite	12	26/11/01	14750.00	28,425.49	939.00	29,364.49
			Elite	12	27/11/01	15050.00	29,364.49	300.00	29,664.49
			Elite	12	27/11/01	15100.00	29,664.49	500.00	30,164.49
			Elite	12	27/11/01	15150.00	30,164.49	400.00	30,564.49
			Elite	12	27/11/01	15280.00	30,564.49	200.00	30,764.49
			Elite	52	29/11/01	15010.00	30,764.49	-374.00	30,390.49

Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS	% of Equity 0.40 Voting 0.31	38,302.00 26,701.49	2,000.00 3,689.00	40,302.00 30,390.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS	% of Equity 5.68 Voting 2.68	71,743.00 533,463.95	0.00 0.00	71,743.00 533,463.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To:
1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: November 23, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in N.I.S.		
Mutual Investment Funds	999000010	746016	Elite	52	22/11/01	2549.00	39,702.00	-1,400.00	38,302.00
		746099	Elite	52	19/11/01	13000.00	27,027.49	-500.00	26,527.49
			Elite	52	19/11/01	13030.00	26,527.49	-1,000.00	25,527.49
			Elite	52	19/11/01	13450.00	25,527.49	-104.00	25,423.49
			Elite	52	19/11/01	13500.00	25,423.49	-71.00	25,352.49
			Elite	52	19/11/01	13510.00	25,352.49	-49.00	25,303.49
			Elite	12	20/11/01	13200.00	25,303.49	1,000.00	26,303.49
			Elite	52	21/11/01	13200.00	26,303.49	-13.00	26,290.49
			Elite	52	21/11/01	13290.00	26,290.49	-37.00	26,253.49
			Elite	12	21/11/01	13300.00	26,253.49	500.00	26,753.49
			Elite	52	21/11/01	13390.00	26,753.49	-52.00	26,701.49
Provident Funds	999000009	746099	Elite	52	19/11/01	13029.05	533,573.95	-110.00	533,463.95

Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS % of Equity 0.36 Voting 0.29	39,702.00 27,027.49	-1,400.00 -326.00	38,302.00 26,701.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS % of Equity 5.68 Voting 2.68	71,743.00 533,573.95	0.00 -110.00	71,743.00 533,463.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: November 16, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in N.I.S.		
Mutual Investment Funds	999000010	746099	Elite	12	11/11/01	13800.00	24,997.49	153.00	25,150.49
			Elite	12	11/11/01	13830.00	25,150.49	1,847.00	26,997.49
			Elite	12	14/11/01	13950.00	26,997.49	130.00	27,127.49
			Elite	52	15/11/01	13730.00	27,127.49	-100.00	27,027.49

Total	Corporation Number	No. on T.A.S.E.	Name of Security		Previous Balance	Increase or Decrease	Present Balance
Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS	% of Equity 0.36 Voting 0.30	39,702.00 24,997.49	0.00 2,030.00	39,702.00 27,027.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS	% of Equity 5.68 Voting 2.68	71,743.00 533,573.95	0.00 0.00	71,743.00 533,573.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: November 9, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in	N.I.S.	
Mutual Investment Funds	999000010	746099	Elite	12	08/11/01	13670.00	23,997.49	1.00	23,998.49
			Elite	12	08/11/01	13810.00	23,998.49	999.00	24,997.49

Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS	% of Equity 0.34 Voting 0.29	39,702.00 23,997.49	0.00 1,000.00	39,702.00 24,997.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS	% of Equity 5.68 Voting 2.68	71,743.00 533,573.95	0.00 0.00	71,743.00 533,573.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: October 26, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in N.I.S.		
Mutual Investment Funds	999000010	746099	Elite	12	24/10/01	13820.00	23,837.49	160.00	23,997.49

Total	Corporation Number	No. on T.A.S.E.	Name of Security		Previous Balance	Increase or Decrease	Present Balance
Total Mutual Investment Funds	999000010	746016	Elite NIS		39,702.00	0.00	39,702.00
		746099	Elite NIS		23,837.49	160.00	23,997.49
				% of Equity 0.33 Voting 0.29			
Total Provident Funds	999000009	746016	Elite NIS		71,743.00	0.00	71,743.00
		746099	Elite NIS		533,573.95	0.00	533,573.95
				% of Equity 5.68 Voting 2.68			

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: October 19, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in	N.I.S.	
Mutual Investment Funds	999000010	746016	Elite	52	18/10/01	2650.00	40,702.00	-1,000.00	39,702.00
		746099	Elite	12	14/10/01	13530.00	23,187.49	300.00	23,487.49
			Elite	12	16/10/01	13950.00	23,487.49	350.00	23,837.49

Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS % of Equity 0.33 Voting 0.29	40,702.00 23,187.49	-1,000.00 650.00	39,702.00 23,837.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS % of Equity 5.68 Voting 2.68	71,743.00 533,573.95	0.00 0.00	71,743.00 533,573.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848

TRANSLATED FROM THE HEBREW

To:
1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Re: Securities Regulations (Periodic & Immediate Reports) 1970
Immediate Report of Changes in the Holdings of Interested Parties - (Regulation 33)

Name of corporation: **Elite Industries Ltd.**
Registrar of Companies number: **520003781**
Name of the reporting corporation: **Bank Hapoalim Group**
Address: **62 Yehuda Halevy St., Tel-Aviv 65227**

Date: October 12, 2001
File no.: 803418

The Interested Party		The Security		Details of the changes in the holding of the security					
Name of the party	Corporation Number	No. on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase or Decrease	Present Balance
							n.v. in N.I.S.		
Mutual Investment Funds	999000010	746099	Elite	12	07/10/01	13280.00	22,503.49	144.00	22,647.49
			Elite	12	07/10/01	13300.00	22,647.49	540.00	23,187.49

Total Mutual Investment Funds	999000010	746016 746099	Elite NIS Elite NIS		% of Equity 0.32	Voting 0.28	40,702.00 22,503.49	0.00 684.00	40,702.00 23,187.49
Total Provident Funds	999000009	746016 746099	Elite NIS Elite NIS		% of Equity 5.68	Voting 2.68	71,743.00 533,573.95	0.00 0.00	71,743.00 533,573.95

Form Completed By:
Pasha Naomi, ID 47610159, Section Manager
Tel. 03-5675281, Fax. 03-5675848